September 26, 2019

James Bugden
Chief Financial Officer
The Meet Group, Inc.
100 Union Square Drive
New Hope, Pennsylvania 18938

       Re: The Meet Group, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 8, 2019
           File No. 001-33105

Dear Mr. Bugden:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 8, 2019

Business Overview
Trends in Our Metrics, page 5

1. In your Form 8-K filed on July 31, 2019, you discussed the Video Daily Active Users
      (vDAU) and Average Video Revenue per Daily Active User (vARPDAU). We also note that your video revenue had increased significantly for six months ended June 30, 2019 and you expected such growth will continue in the future. In your future filings, please include such metrics in your trends discussion and your Management's Discussion and
      Analysis of Financial Condition and Results of Operations. Your disclosure should define the metric and show all variables used to calculate the metric. Provide us with your proposed future disclosure.

      Furthermore, with regards to revenue recognition, tell us how you account for video revenue. Refer to your basis in accounting literature.
 James Bugden
FirstNameGroup, Inc.
The Meet LastNameJames Bugden
Comapany 26, 2019 Meet Group, Inc.
September NameThe
September 26, 2019 Page 2
Page 2
FirstName LastName



Revenue Recognition , page 56

2. We note your statement that "In-App Products may be used to purchase virtual gifts for other users. These virtual gifts are received by other users and converted into Diamonds.
         Diamonds represent an intermediary currency that we manage. Diamonds can either be converted back into credits or may be used to claim rewards, including in some instances cash rewards." You then state, "The In-App Products are not transferable, cannot be sold or exchanged outside of our platforms, are not redeemable for any sum of money, cannot be gifted to other users and can only be used on our platforms."

             With regards to transferability and redemption for cash reward and gifts, these two statements appear to contradict each other. Please explain.
             Tell us how you accounted for virtual gifts and the conversion of virtual gifts to
             Diamonds.
             Explain your accounting for the conversion of Diamonds into credits or rewards, including cash rewards.
             Tell us the significance of your In-App Products to total revenue.
3. You disclosed that user pay revenue has a single performance obligation. Please tell us the significant judgments used in determining that in-app purchase products should not be considered as a stand-alone performance obligation separated from subscriptions. Please refer to paragraphs 19 through 22 of ASC 606-10-25.
4. For CPA arrangements that include variable pricing, clarify your statement that you
         "recognize all actual advertising revenues from impressions or actions delivered on a monthly basis rather than estimating revenue at the beginning of the period". As a related matter, your disclosures on top of page 58 suggest there may be lags in reporting ad impressions. Please tell us how you consider amounts earned when there are lags in reporting. Please refer to ASC 606-10-32-5 and 606-10-50-20. Tell us the amount of revenue recognized from cost-per-action ("CPA") for the periods presented.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Bugden
The Meet Group, Inc.
September 26, 2019
Page 3

       You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Inessa Kessman,
Senior Staff Accountant, at (202) 551-3371 with any other questions.



FirstName LastNameJames Bugden                          Sincerely,
Comapany NameThe Meet Group, Inc.
                                                        Division of Corporation
Finance
September 26, 2019 Page 3                               Office of
Telecommunications
FirstName LastName